Broad Capital Acquisition Corp.

6208 Sandpebble Court

Dallas, TX 75254

September 23, 2026

Office of Real Estate & Construction

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E. Washington, D.C. 20549

Re:	Broad Capital Acquisition Corp
Registration Statement on Form 10-12G
Filed on August 13, 2026
File No. 000-56872

Ladies and Gentlemen:

On behalf of Broad Capital Acquisition Corp, a Delaware corporation (the “Company”), we hereby request that the Registration Statement on Form 10-12G, together with all exhibits thereto (File No. 000-56872), originally filed with the Securities and Exchange Commission (the “Commission”) on August 13, 2026 (the “Registration Statement”), be withdrawn effective immediately.

The Company is seeking withdrawal of the Registration Statement because it is in the process of responding to comments made by the staff of the Division of Corporation Finance (the “Staff”). In the absence of this withdrawal application, pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Registration Statement would automatically become effective on October 12, 2026. Following the withdrawal, the Company intends to file a replacement Registration Statement on Form 10-12G with the Commission that is responsive to the Staff’s comments.

No securities have been sold pursuant to or in connection with the Registration Statement. Accordingly, we respectfully request that the Commission grant the withdrawal of the Registration Statement effective as of the date hereof or at the earliest practicable date hereafter.

Thank you for your consideration. If you have any questions, please feel free to contact the Company’s legal counsel, Debbie A. Klis of Rimon P.C. at (202) 935-3390.

Respectfully submitted,

/s/ Johann Tse
Johann Tse
Chief Executive Officer
Broad Capital Acquisition Corp